Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2021 AND 2020

(unaudited)

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 2

SSR Mining Inc.

Condensed Consolidated Interim Statements of Financial Position

(expressed in thousands of United States dollars)
(unaudited)

	Note	June 30, 2021	December 31, 2020
Current assets
Cash and cash equivalents		$870,359	$860,637
Marketable securities		20,749	26,748
Trade and other receivables		115,809	83,491
Inventories	4	420,400	437,379
Prepaids and other current assets		18,471	16,267
		1,445,788	1,424,522
Non-current assets
Mineral properties, plant and equipment	5	3,494,691	3,565,905
Inventories - non-current	4	177,505	134,612
Restricted cash		35,293	35,288
Investments in joint ventures		5,991	7,782
Goodwill		49,786	49,786
Deferred income tax assets		2,455	4,612
Other		22,827	22,479
Total assets		$5,234,336	$5,244,986

Current liabilities
Accounts payable and accrued liabilities		$152,645	$175,984
Debt	6	72,042	71,025
Reclamation and closure cost provision		3,489	1,924
		228,176	248,933
Non-current liabilities
Debt	6	286,729	319,645
Lease liabilities		116,314	117,029
Reclamation and closure cost provision		122,354	117,650
Deferred income tax liabilities		537,184	483,449
Other		5,417	18,377
Total liabilities		1,296,174	1,305,083

Shareholders' equity
Common shares	9(a)	3,171,841	3,220,795
Other reserves	9(b), 9(c)	48,070	40,570
Equity component of convertible notes		106,425	106,425
Retained earnings		131,914	58,487
Total equity attributable to equity holders of SSR Mining		3,458,250	3,426,277
Non-controlling interest		479,912	513,626
Total equity		3,938,162	3,939,903
Total liabilities and equity		$5,234,336	$5,244,986

The accompanying notes are an integral part of the condensed consolidated interim financial statements

Approved by the Board of Directors and authorized for issue on August 4, 2021.

Beverlee F. Park"	"Rodney P. Antal"
Beverlee F. Park, Director	Rodney P. Antal, Director

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SSR Mining Inc.

Condensed Consolidated Interim Statements of Income (Loss)

(expressed in thousands of United States dollars, except for per share amounts)
(unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020
Revenue	7	$376,950	$92,485	$743,434	$256,948
Cost of sales
Production costs		(158,865)	(47,180)	(316,357)	(138,225)
Depletion and depreciation		(63,230)	(11,128)	(124,402)	(39,763)
		(222,095)	(58,308)	(440,759)	(177,988)
Income from mine operations		154,855	34,177	302,675	78,960
General and administrative expense		(9,765)	(3,784)	(21,632)	(9,677)
Share-based compensation expense	9(b)	(5,045)	(9,367)	(538)	(5,799)
Exploration, evaluation and reclamation expense		(10,401)	(3,605)	(18,356)	(9,967)
Care and maintenance expense	11	—	(19,727)	—	(21,057)
Transaction and integration expense		(894)	(2,805)	(5,386)	(2,805)
Impairment loss on non-current assets	5	(22,338)	—	(22,338)	—
Operating income (loss)		106,412	(5,111)	234,425	29,655
Interest and other finance income		495	938	965	3,335
Interest expense and other finance costs		(8,839)	(5,044)	(16,784)	(12,010)
Other income (expense)		756	969	(1,424)	(411)
Foreign exchange (loss) gain		(970)	(301)	(1,394)	857
Income (loss) before income taxes		97,854	(8,549)	215,788	21,426
Income tax (expense) recovery		(46,250)	2,273	(104,422)	(3,726)
Net income (loss)		$51,604	$(6,276)	$111,366	$17,700
Attributable to:
Equity holders of SSR Mining		$54,014	$(6,276)	$106,994	$17,700
Non-controlling interest		(2,410)	—	4,372	—
		$51,604	$(6,276)	$111,366	$17,700
Net income (loss) per share attributable to equity holders of SSR Mining
Basic	8	$0.25	$(0.05)	$0.49	$0.14
Diluted	8	$0.24	$(0.05)	$0.48	$0.14

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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SSR Mining Inc.

Condensed Consolidated Interim Statements of Comprehensive Income

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net income (loss)	$51,604	$(6,276)	$111,366	$17,700
Other comprehensive income
Items that will not be reclassified to net income:
(Loss) gain on marketable securities at FVTOCI, net of tax recovery (expense) of $313, ($3,273), $422 and ($891)	(1,049)	19,457	(1,746)	5,960
Items that may be subsequently reclassified to net income:
Unrealized gain (loss) on effective portion of derivatives, net of tax (expense) recovery of ($577), ($1,067), ($1,303) and $1,565	2,104	1,509	4,686	(7,770)
Realized (gain) loss on derivatives reclassified to net income, net of tax expense (recovery) of $332, ($511), $395 and ($573)	(1,121)	1,918	(1,268)	2,139
Total other comprehensive (loss) income	(66)	22,884	1,672	329
Total comprehensive income	$51,538	$16,608	$113,038	$18,029
Attributable to:
Equity holders of SSR Mining	$53,948	$16,608	$108,666	$18,029
Non-controlling interest	(2,410)	—	4,372	—
Total comprehensive income	$51,538	$16,608	$113,038	$18,029

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 5

SSR Mining Inc.

Condensed Consolidated Interim Statements of Cash Flows

(expressed in thousands of United States dollars)
(unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2021	2020	2021	2020
Cash flows from operating activities
Net income (loss) for the period		$51,604	$(6,276)	$111,366	$17,700
Adjustments for:
Depletion and depreciation		63,457	11,295	124,832	40,101
Interest and other finance income		(495)	(938)	(965)	(3,335)
Interest expense		8,290	4,713	15,734	11,152
Impairment loss on non-current assets	5	22,338	—	22,338	—
Income tax expense (recovery)		46,250	(2,273)	104,422	3,726
Non-cash foreign exchange loss (gain)		4,136	397	3,139	(909)
Other	13	280	(1,480)	(931)	10,207
Net change in operating assets and liabilities	13	(16,060)	23,771	(44,575)	26,358
Cash generated from operating activities before taxes		179,800	29,209	335,360	105,000
Income taxes paid		(31,199)	(7,117)	(41,538)	(17,867)
Cash generated by operating activities		148,601	22,092	293,822	87,133
Cash flows from investing activities
Expenditures on mineral properties, plant and equipment		(48,227)	(27,189)	(116,806)	(81,092)
Purchases of marketable securities		—	(19,403)	—	(29,550)
Net proceeds from sales of marketable securities		4,592	83,842	4,592	95,897
Interest received		563	961	1,114	2,744
Other		2,226	933	2,201	1,784
Cash (used in) generated by investing activities		(40,846)	39,144	(108,899)	(10,217)
Cash flows from financing activities
Repayment of debt, principal	6	(17,500)	—	(35,000)	—
Interest paid		(1,993)	(324)	(6,658)	(5,788)
Redemption of convertible notes	6	—	—	—	(114,994)
Lease payments		(2,599)	(219)	(5,473)	(595)
Repurchase of common shares	9(a)	(70,255)	—	(70,255)	—
Proceeds from exercise of stock options		851	801	3,600	2,188
Dividends paid to equity holders of SSR Mining	10	(10,974)	—	(21,966)	—
Dividends paid to non-controlling interest		—	—	(38,086)	—
Other		(696)	—	(1,116)	—
Cash (used in) generated by financing activities		(103,166)	258	(174,954)	(119,189)
Effect of foreign exchange rate changes on cash and cash
equivalents		(259)	1,783	(247)	342
Increase (decrease) in cash and cash equivalents		4,330	63,277	9,722	(41,931)
Cash and cash equivalents, beginning of period		866,029	398,439	860,637	503,647
Cash and cash equivalents, end of period		$870,359	$461,716	$870,359	$461,716

Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 6

SSR Mining Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(expressed in thousands of United States dollars)
(unaudited)

		Common shares
	Note	Number of shares (000's)	Amount	Other reserves	Equity component of convertible notes	Retained earnings (deficit)	Total equity attributable to equity holders of SSR Mining	Non- controlling interest	Total equity
Balance, January 1, 2020		123,084	$1,083,766	$19,762	$106,425	$(75,999)	$1,133,954	$—	$1,133,954
Exercise of stock options and settlement of RSUs		241	3,187	(924)	—	—	2,263	—	2,263
Equity-settled share-based compensation	9(b)	—	—	2,475	—	—	2,475	—	2,475
Issued on redemption of convertible debt		—	6	—	—	—	6	—	6
Other		—	—	1,046	—	(1,079)	(33)	—	(33)
Total comprehensive income for the period
Net income		—	—	—	—	17,700	17,700	—	17,700
Other comprehensive income		—	—	329	—	—	329	—	329
		—	—	329	—	17,700	18,029	—	18,029
Balance, June 30, 2020		123,325	$1,086,959	$22,688	$106,425	$(59,378)	$1,156,694	$—	$1,156,694

Balance, January 1, 2021		219,607	$3,220,795	$40,570	$106,425	$58,487	$3,426,277	$513,626	$3,939,903
Repurchase of common shares	9(a)	(4,000)	(58,654)	—	—	(11,601)	(70,255)	—	(70,255)
Exercise of stock options		443	5,168	(1,568)	—	—	3,600	—	3,600
Settlement of RSUs and PSUs		249	4,532	(4,037)	—	—	495	—	495
Transfer of equity-settled RSUs	9(c)	—	—	8,802	—	—	8,802	—	8,802
Equity-settled share-based compensation	9(b)	—	—	2,631	—	—	2,631	—	2,631
Dividends paid to equity holders of SSR Mining	10	—	—	—	—	(21,966)	(21,966)	—	(21,966)
Dividends paid to non-controlling interest		—	—	—	—	—	—	(38,086)	(38,086)
Total comprehensive income for the period
Net income		—	—	—	—	106,994	106,994	4,372	111,366
Other comprehensive income		—	—	1,672	—	—	1,672	—	1,672
		—	—	1,672	—	106,994	108,666	4,372	113,038
Balance, June 30, 2021		216,299	$3,171,841	$48,070	$106,425	$131,914	$3,458,250	$479,912	$3,938,162

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 7

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)

1.	NATURE OF OPERATIONS

SSR Mining Inc. (the "Company" or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada. The Company's common shares are listed on the Toronto Stock Exchange (TSX) in Canada and the Nasdaq Global Select Market (NASDAQ) in the United States under the symbol "SSRM" and the Australian Securities Exchange (ASX) in Australia under the symbol "SSR".

The Company and its subsidiaries (collectively, the "Group") are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in Turkey and the Americas. The Company has four producing mines in Turkey, the United States, Canada, and Argentina. SSR Mining Inc. is the ultimate parent of the Group.

The Company's focus is on safe, profitable gold and silver production from its Çöpler Gold Mine ("Çöpler") in Erzincan, Turkey, Marigold Mine ("Marigold") in Nevada, USA, Seabee Gold Operation ("Seabee") in Saskatchewan, Canada and Puna Operations ("Puna") in Jujuy, Argentina, and to advance, as market and project conditions permit, its principal development projects toward commercial production.

On September 16, 2020, the Company acquired all of the issued and outstanding common shares of Alacer Gold Corp. ("Alacer"). The transaction was accounted for as a business combination pursuant to IFRS 3, Business Combinations with SSR Mining identified as the acquiror. Based upon the September 15, 2020 closing share price of the Company's common shares, the total consideration for the acquisition was $2.2 billion. In accordance with the acquisition method of accounting, the consideration transferred was allocated to the underlying assets acquired, including an 80% interest in Çöpler, and liabilities assumed, based upon their estimated fair values as at the date of acquisition. The results of operations of Alacer are included in these condensed consolidated interim financial statements from September 16, 2020 and therefore not included in the comparative information presented in the condensed consolidated interim statement of income (loss) for the three and six months ended June 30, 2020.

Significant Developments During the Three and Six Months Ended June 30, 2021
COVID-19 response and impact on operations

During the six months ended June 30, 2021, the COVID-19 pandemic continued to impact global economic and financial markets, disrupting global supply chains and workforce participation. Many industries and businesses, including SSR Mining, continue to be impacted by the COVID-19 pandemic and face operating challenges associated with the regulations and guidelines resulting from efforts to contain COVID-19.

The Company continues to restrict all non-essential travel and manage the contacts of its employees and contractors in order to reduce the risk of COVID-19 impacting its operations. The Company is operating its corporate offices at reduced capacity, with most employees working remotely.

The Company's mine sites remain operational with carefully managed COVID-19 based restrictions designed to protect employees, including quarantining, testing, ensuring physical distancing and providing additional protective equipment. In Turkey, COVID-19 continues to slow government processes including permitting, with considerable effort being expended to attain permits and land access for continued growth and operations.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 8

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)
2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2020. Except as described in note 2(b), the accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2020.

These statements were authorized for issue by the Board of Directors on August 4, 2021.

(b)	Interest rate benchmark reform - phase 2 amendments

The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the "Phase 2 Amendments") effective on January 1, 2021. Interest rate benchmark reform ("Reform") refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates. The Phase 2 Amendments provide a practical expedient requiring the effective interest rate be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the Reform on the Company's financial instruments and risk management strategy.

The Company has the following financial instruments indexed to the London Interbank Offered Rate ("LIBOR") that have not yet transitioned to alternative benchmark rates as at June 30, 2021:

Financial instrument	Carrying amount
Term Loan	$175,000
Interest rate swap contracts	690
Amended Credit Facility	—

On March 5, 2021, the Financial Conduct Authority, the regulatory supervisor of the LIBOR's administrator, announced that panel bank submissions for the 1-week and 2-month USD LIBOR settings will cease immediately after December 31, 2021, and immediately after June 30, 2023, in the case of the remaining USD LIBOR settings, after which representative LIBOR rates will no longer be available.

The Company maintains a Term Loan which bears interest at the three-month USD LIBOR plus a fixed interest rate margin ranging from 3.5% to 3.7% depending on the tranche and which is expected to be fully repaid in December 2023. The Company is currently working with the syndicate of lenders to assess the potential alternatives to the use of LIBOR.

The Company also maintains LIBOR interest rate swap contracts with underlying notional amounts of approximately 30% of the outstanding Term Loan balance as at June 30, 2021 through December 22, 2021. Considering the maturity dates of the contracts and the expected timing of changes to alternative benchmark rates, the Company does not expect its outstanding interest rate swap contracts to transition to an alternative benchmark rate.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 9

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)
2.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Interest rate benchmark reform - phase 2 amendments (continued)

The Company further maintains a $200 million senior secured revolving credit facility (the "Amended Credit Facility") with a $100 million accordion feature, for which amounts borrowed incur variable interest at LIBOR plus an applicable margin ranging from 2% to 3% based on the Company's net leverage ratio (note 6). The Amended Credit Facility matures on June 8, 2025. The Amended Credit Facility contains fallback language that replaces the applicable current benchmark rate with an alternative benchmark rate based on either the Secured Overnight Financing Rate ("SOFR") or another alternative benchmark rate when the current benchmark rate ceases to exist.

3.	AREAS OF JUDGMENT AND ESTIMATION UNCERTAINTY

In preparing its consolidated financial statements, the Company makes judgments in applying its accounting policies. In addition, the preparation of consolidated financial statements in conformity with IFRS requires the use of estimates that may affect the amounts reported and disclosed in the consolidated financial statements and related notes in future periods. These estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. Except as described in note 5, the significant judgments applied and areas of estimation uncertainty in the preparation of these unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 are consistent with those applied and disclosed in note 3 to the Company's audited consolidated financial statements for the year ended December 31, 2020.

4.	INVENTORIES
	June 30, 2021	December 31, 2020
Stockpiled ore (1)	$199,769	$157,141
Leach pad inventory	269,751	284,355
Work-in-process	5,285	4,368
Finished goods	32,790	38,661
Materials and supplies	90,310	87,466
Total inventories	$597,905	$571,991

Classified as:
Current	$420,400	$437,379
Non-current
Stockpiled ore - non-current	175,974	132,912
Materials and supplies - non-current	1,531	1,700
	177,505	134,612
	$597,905	$571,991
(1)	At June 30, 2021, stockpiled ore includes $15.9 million current and $176.0 million non-current stockpiled sulfide ore related to Çöpler (December 31, 2020 - $12.5 million current and $132.9 million non-current stockpiled sulfide ore related to Çöpler).

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 10

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)

5. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	June 30, 2021
	Plant and equipment (1)	Construction in process	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2021	$1,675,283	$43,007	$1,476,616	$225,528	$944,413	$4,364,847
Additions	12,329	69,416	42,677	3,719	2,367	130,508
Impairment loss (2)	—	—	—	(20,497)	(1,841)	(22,338)
Disposals/removal of fully depreciated assets	(7,600)	—	—	—	(372)	(7,972)
Change in reclamation and closure cost asset	—	—	4,091	—	244	4,335
Transfers	51,500	(60,992)	16,550	(27)	(7,031)	—
Balance, June 30, 2021	1,731,512	51,431	1,539,934	208,723	937,780	4,469,380

Accumulated depletion and depreciation
Balance, January 1, 2021	(432,027)	—	(366,915)	—	—	(798,942)
Depletion and depreciation	(58,788)	—	(122,931)	—	—	(181,719)
Disposals/removal of fully depreciated assets	5,972	—	—	—	—	5,972
Balance, June 30, 2021	(484,843)	—	(489,846)	—	—	(974,689)
Carrying amount at June 30, 2021	$1,246,669	$51,431	$1,050,088	$208,723	$937,780	$3,494,691

	December 31, 2020
	Plant and equipment (1)	Construction in process	Mineral properties subject to depletion	Mineral properties not yet subject to depletion	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2020	$663,368	$28,208	$539,378	$80,296	$127,141	$1,438,391
Alacer acquisition	926,228	26,874	882,742	146,086	807,902	2,789,832
Additions	2,927	104,475	55,477	2,714	7,980	173,573
Disposals/removal of fully depreciated assets	(22,466)	(297)	(24,373)	—	—	(47,136)
Change in reclamation and closure cost asset	—	—	8,799	—	1,388	10,187
Transfers	105,226	(116,253)	14,593	(3,568)	2	—
Balance, December 31, 2020	1,675,283	43,007	1,476,616	225,528	944,413	4,364,847

Accumulated depletion and depreciation
Balance, January 1, 2020	(375,398)	—	(293,531)	—	—	(668,929)
Depletion and depreciation	(73,041)	—	(97,757)	—	—	(170,798)
Disposals/removal of fully depreciated assets	16,412	—	24,373	—	—	40,785
Balance, December 31, 2020	(432,027)	—	(366,915)	—	—	(798,942)
Carrying amount at December 31, 2020	$1,243,256	$43,007	$1,109,701	$225,528	$944,413	$3,565,905

(1)	At June 30, 2021, plant and equipment includes right-of-use assets with a carrying amount of $129.3 million (December 31, 2020 - $121.6 million).

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 11

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)
5.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (continued)

(2)    At June 30, 2021, the Company recognized an impairment loss of $22.3 million ($18.2 million, net of tax) as a result of the agreement entered into subsequent to June 30, 2021 to sell a portfolio of royalty interests and deferred payments (note 14) (the “Royalty Sales Agreement”). For the purposes of impairment assessment and measuring the impairment loss, all the assets within the portfolio have been grouped as one cash-generating unit (the “Royalty Portfolio”). The impairment loss recognized was calculated based on the difference between the recoverable amount of the Royalty Portfolio, being its fair value less costs of disposal (“FVLCOD”) of $85.1 million, and the carrying amount of the Royalty Portfolio prior to the impairment.

The FVLCOD of the Royalty Portfolio was estimated based on the fair value of each of the components of the consideration included in the Royalty Sales Agreement. The Company will receive cash and shares of the acquirer on closing and deferred consideration related to project development milestones for one of the underlying projects. The fair value of the deferred consideration was estimated based on the present value of the projected future cash inflows using a discount rate of 12.5%. The projected future cash inflows are affected by assumptions related to the achievement of the development milestones.

Of the $22.3 million impairment loss included within the exploration, evaluation and development properties reportable segment, $20.5 million has been allocated to mineral properties not yet subject to depletion, and the remaining $1.8 million has been allocated to exploration and evaluation assets.

6.	DEBT

	June 30, 2021	December 31, 2020
2019 Notes	$181,729	$177,582
Term Loan	175,000	210,000
Other	2,042	3,088
Total carrying amount	$358,771	$390,670

The following is a reconciliation of the changes in the Company's debt balance to cash flows arising from financing activities:

	June 30, 2021	December 31, 2020
Balance, beginning of year (1)	$392,412	$286,852
Financing cash flows:
Repayment of principal on Term Loan	(35,000)	(35,000)
Interest paid	(6,375)	(12,444)
Redemption of 2013 Notes	—	(114,994)
Proceeds from issuance of debt	—	3,088
Other	(1,046)	—
Other changes:
Interest expense	10,441	19,916
Redemption of 2013 Notes - converted to equity	—	(6)
Assumption of Term Loan	—	245,000
Balance, end of period (1)	360,432	392,412
Less: accrued interest	(1,661)	(1,742)
Carrying amount, end of period	$358,771	$390,670

Classified as:
Current	$72,042	$71,025
Non-current	286,729	319,645
	$358,771	$390,670
(1)	Includes accrued interest presented within accounts payable and accrued liabilities.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 12

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)

6.	DEBT (continued)

Amended Credit Facility

On June 7, 2021, the Company amended its previous revolving credit facility which expired on June 8, 2021, increasing the facility size from $75 million to $200 million and extending the maturity by four years to June 8, 2025. The Amended Credit Facility also includes an accordion feature that increased from $25 million to $100 million.

The Amended Credit Facility may be used by the Company for working capital, reclamation bonding and other general corporate purposes. Amounts drawn under the Amended Credit Facility are subject to variable interest rates at LIBOR plus an applicable margin ranging from 2% to 3%, based on the Company's net leverage ratio. The Amended Credit Facility contains fallback language that replaces the applicable current benchmark rate with an alternative benchmark rate based on either SOFR or another alternative benchmark rate when the current benchmark rate ceases to exist. Undrawn amounts are subject to a standby fee ranging from 0.4% to 0.6%, based on the Company's net leverage ratio.

All debts, liabilities and obligations under the Amended Credit Facility are guaranteed by the Company's North American subsidiaries and secured by certain of the Company's assets and material subsidiaries, excluding Alacer entities and the Puna operating entity, and pledges of material subsidiaries. Pursuant to the Amended Credit Facility, the Company must meet minimum tangible net worth, interest coverage and net leverage ratio requirements.

As at June 30, 2021, the Company was in compliance with all applicable covenants related to the Amended Credit Facility.

There were no amounts outstanding under the Amended Credit Facility as at June 30, 2021 and under the previous revolving credit facility as at December 31, 2020.

7.	REVENUE

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Gold bullion and doré sales	$317,259	$79,786	$630,394	$216,564
Concentrate sales	58,979	9,659	112,907	45,282
Other (1)	712	3,040	133	(4,898)
	$376,950	$92,485	$743,434	$256,948
(1)	Other revenue includes: changes in the fair value of concentrate trade receivables due to changes in silver and base metal prices; and silver and copper by-product revenue arising from the production and sale of gold bullion and doré.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 13

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)
8.	INCOME (LOSS) PER SHARE

The calculations of basic and diluted income (loss) per share attributable to equity holders of SSR Mining for the three and six months ended June 30, 2021 and 2020 are based on the following:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Net income (loss)	$51,604	$(6,276)	$111,366	$17,700
Net loss (income) attributable to non-controlling interest	2,410	—	(4,372)	—
Net income (loss) attributable to equity holders of SSR Mining	54,014	(6,276)	106,994	17,700
Adjustment for dilutive instruments:
Interest saving on convertible notes, net of tax	2,559	—	5,109	—
Net income (loss) used in the calculation of diluted net income (loss) per share	$56,573	$(6,276)	$112,103	$17,700

Weighted average number of common shares outstanding (000's)	219,030	123,275	219,409	123,252
Adjustments for dilutive instruments:
Stock options	149	—	228	772
Performance share units	—	—	—	571
Restricted share units	908	—	633	—
Convertible notes	12,445	—	12,445	—
Diluted weighted average number of shares outstanding (000's)	232,532	123,275	232,715	124,595

Net income (loss) per share attributable to equity holders of SSR Mining
Basic	$0.25	$(0.05)	$0.49	$0.14
Diluted	$0.24	$(0.05)	$0.48	$0.14

9.	SHARE CAPITAL AND SHARE-BASED COMPENSATION

(a) Repurchase of common shares

On April 16, 2021, the Company received approval of its Normal Course Issuer Bid (the "NCIB") to purchase its common shares through the facilities of the TSX, NASDAQ or other Canadian and United States marketplaces. Pursuant to the NCIB, the Company is able to purchase up to 10,000,000 common shares over a twelve-month period commencing on April 21, 2021. All shares will be canceled upon purchase. The NCIB will expire no later than April 20, 2022.

During the three months ended June 30, 2021, the Company purchased 4,000,000 of its outstanding common shares pursuant to the NCIB at an average share price of $17.55 per share for total consideration of $70.3 million. The difference of $11.6 million between the total amount paid and the amount deducted from common shares of $58.7 million was recorded as a direct charge to retained earnings. The amount deducted from common shares was determined based on the average paid in capital per common share outstanding prior to the repurchase date.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 14

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)
9.	SHARE CAPITAL AND SHARE-BASED COMPENSATION (continued)

(a)	Repurchase of common shares (continued)

Subsequent to June 30, 2021, the Company purchased an additional 2,000,000 of its outstanding common shares pursuant to the NCIB at an average share price of $16.07 per share for total consideration of $32.2 million. The difference of $2.8 million between the total amount paid and the amount that will be deducted from common shares of $29.3 million will be recorded as a direct charge to retained earnings after June 30, 2021.

(b)	Share-based compensation

Total share-based compensation, including all equity and cash-settled arrangements, for the three and six months ended June 30, 2021 and 2020 has been recognized in the consolidated interim financial statements as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Equity-settled
Production costs	$323	$56	$605	$124
Share-based compensation expense Exploration, evaluation and reclamation	1,246	1,189	1,977	2,334
expense	25	7	49	17
Cash-settled
Production costs	(20)	386	310	655
Share-based compensation expense (recovery)	3,799	8,178	(1,439)	3,465
Exploration, evaluation and reclamation expense	—	123	7	86
Transaction and integration expense	—	—	1,722	—
	$5,373	$9,939	$3,231	$6,681

(c)	Reclassification of RSUs

Under the Company's share compensation plans, the Company has an option to settle vested Restricted Share Units ("RSUs") in either cash or common shares. On February 10, 2021, the Company's Board of Directors indicated its intention to settle all the RSUs issued under the Company's plans, when vested, in common shares of SSR Mining. Prior to this date, based on a past history of settling RSUs in cash, the Company had accounted for these awards as financial liabilities. To account for the reclassification of RSUs from cash-settled to equity-settled, the fair value of the outstanding RSUs, amounting to $8.8 million, was transferred from liabilities to the share-based compensation reserve within shareholders' equity on the date of reclassification. The Company recognized $2.4 million of deferred income tax expense in the consolidated interim statement of income in connection with the reclassification of the awards from cash-settled to equity-settled.

10.	DIVIDENDS

During the three and six months ended June 30, 2021, the Company paid cash dividends of $0.05 and $0.10 per common share, respectively, to equity holders of SSR Mining for total dividends of $11.0 million and $22.0 million, respectively.

Subsequent to June 30, 2021, the Board of Directors declared a quarterly cash dividend of $0.05 per common share, payable on September 13, 2021 to holders of record at the close of business on August 16, 2021.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 15

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)

11.	OPERATING SEGMENTS

Results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Each individual operating mine site is considered to be a reportable operating segment for financial reporting purposes.

In connection with the acquisition of Alacer on September 16, 2020, the Company added Çöpler as a new operating segment from the date of acquisition.

The following is a summary of the reported amounts of income from mine operations, operating income (loss), income (loss) before income taxes and the carrying amounts of assets and liabilities by operating segment:

Three months ended June 30, 2021	Çöpler	Marigold	Seabee	Puna (1)	Exploration, evaluation and development properties (2)	Other reconciling items (3)	Total
Revenue	$140,654	$109,533	$67,127	$59,636	$—	$—	$376,950
Production costs	(69,355)	(47,560)	(15,250)	(26,700)	—	—	(158,865)
Depletion and depreciation	(29,598)	(13,398)	(12,765)	(7,469)	—	—	(63,230)
Cost of sales	(98,953)	(60,958)	(28,015)	(34,169)	—	—	(222,095)
Income from mine operations	$41,701	$48,575	$39,112	$25,467	$—	$—	$154,855
Exploration, evaluation and reclamation expense	$(3,348)	$(582)	$(3,407)	$(35)	$(2,867)	$(162)	$(10,401)
Transaction and integration expense	—	—	—	—	—	(894)	(894)
Impairment loss on non-current assets (2)	—	—	—	—	(22,338)	—	(22,338)
Operating income (loss)	37,597	47,993	35,587	24,894	(25,205)	(14,454)	106,412
Income (loss) before income tax	28,769	47,344	34,930	22,228	(25,098)	(10,319)	97,854
As at June 30, 2021
Total assets	$2,321,959	$567,367	$458,721	$289,660	$1,018,802	$577,827	$5,234,336
Non-current assets	1,990,811	312,828	313,811	139,397	1,015,337	16,364	3,788,548
Total liabilities	(763,554)	(130,405)	(94,989)	(57,340)	(25,627)	(224,259)	(1,296,174)

Three months ended June 30, 2020	Marigold	Seabee	Puna (1)	Exploration, evaluation and development properties	Other reconciling items (3)	Total
Revenue	$79,786	$—	$12,699	$—	$—	$92,485
Production costs	(40,023)	—	(7,157)	—	—	(47,180)
Depletion and depreciation	(9,502)	—	(1,626)	—	—	(11,128)
Cost of sales	(49,525)	—	(8,783)	—	—	(58,308)
Income from mine operations	$30,261	$—	$3,916	$—	$—	$34,177
Exploration, evaluation and reclamation expense	$(350)	$(475)	$(5)	$(2,739)	$(36)	$(3,605)
Care and maintenance expense (4)	—	(11,047)	(8,680)	—	—	(19,727)
Operating income (loss)	29,464	(11,638)	(4,921)	(2,739)	(15,277)	(5,111)
Income (loss) before income tax	27,729	(11,948)	(4,208)	(2,013)	(18,109)	(8,549)
As at June 30, 2020
Total assets	$562,593	$425,208	$214,223	$124,377	$308,293	$1,634,694
Non-current assets	286,901	314,895	146,165	123,305	17,300	888,566
Total liabilities	(112,845)	(86,210)	(44,987)	(24,365)	(209,593)	(478,000)

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 16

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)
11.	OPERATING SEGMENTS (continued)

Six months ended June 30, 2021	Çöpler	Marigold	Seabee	Puna (1)	Exploration, evaluation and development properties (2)	Other reconciling items (3)	Total
Revenue	$292,176	$225,506	$112,834	$112,918	$—	$—	$743,434
Production costs	(135,383)	(99,515)	(31,992)	(49,467)	—	—	(316,357)
Depletion and depreciation	(60,670)	(27,691)	(22,387)	(13,654)	—	—	(124,402)
Cost of sales	(196,053)	(127,206)	(54,379)	(63,121)	—	—	(440,759)
Income from mine operations	$96,123	$98,300	$58,455	$49,797	$—	$—	$302,675
Exploration, evaluation and reclamation expense	$(6,188)	$(989)	$(6,202)	$(54)	$(4,519)	$(404)	$(18,356)
Transaction and integration expense	—	—	—	—	—	(5,386)	(5,386)
Impairment loss on non-current assets (2)	—	—	—	—	(22,338)	—	(22,338)
Operating income (loss)	85,714	97,414	52,226	48,121	(26,857)	(22,193)	234,425
Income (loss) before income tax	75,865	96,482	51,464	42,545	(27,085)	(23,483)	215,788

Six months ended June 30, 2020	Marigold	Seabee	Puna (1)	Exploration, evaluation and development properties	Other reconciling items (3)	Total
Revenue	$171,867	$44,697	$40,384	$—	$—	$256,948
Production costs	(87,794)	(15,048)	(35,383)	—	—	(138,225)
Depletion and depreciation	(21,355)	(9,918)	(8,490)	—	—	(39,763)
Cost of sales	(109,149)	(24,966)	(43,873)	—	—	(177,988)
Income (loss) from mine operations	$62,718	$19,731	$(3,489)	$—	$—	$78,960
Exploration, evaluation and reclamation expense	$(1,082)	$(2,912)	$(155)	$(5,520)	$(298)	$(9,967)
Care and maintenance expense (4)	—	(11,047)	(10,010)	—	—	(21,057)
Operating income (loss)	61,174	5,656	(14,013)	(5,522)	(17,640)	29,655
Income (loss) before income tax	60,085	6,892	(17,473)	(5,210)	(22,868)	21,426

(1)  Cost of sales at Puna include a write-down of metal inventories to net realizable value of $nil for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - $0.1 million and $8.6 million, respectively).

(2)  At June 30, 2021, the Company recognized an impairment loss of $22.3 million ($18.2 million, net of tax) on the Royalty Portfolio included within the exploration, evaluation and development properties segment (notes 5 and 14).

(3) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

(4) On March 20, 2020 and March 25, 2020, due to the COVID-19 pandemic, the Company temporarily suspended operations at Puna and Seabee, respectively. While the operations were suspended, the Company continued to perform care and maintenance activities and incurred incremental costs as a result. These incremental costs do not relate to producing or selling metal concentrate or gold, and are therefore presented separately within operating income (loss).

12.	FAIR VALUE MEASUREMENTS

(a) Fair values of financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 17

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)
12.	FAIR VALUE MEASUREMENTS (continued)

(a)	Fair values of financial assets and liabilities measured at fair value (continued)

The levels in the fair value hierarchy into which the Company's financial assets and liabilities that are measured and recognized in the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	Fair value at June 30, 2021
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Marketable securities	$20,749	$—	$—	$20,749
Trade receivables	—	66,533	—	66,533
Derivative assets	—	3,539	—	3,539
Other financial assets	—	—	10,347	10,347
Derivative liabilities	—	(690)	—	(690)
	$20,749	$69,382	$10,347	$100,478

	Fair value at December 31, 2020
	Level 1 (1)	Level 2 (2)	Level 3 (3)	Total
Marketable securities	$26,748	$—	$—	$26,748
Trade receivables	—	38,456	—	38,456
Derivative assets	—	1,243	—	1,243
Other financial assets	—	—	9,748	9,748
Derivative liabilities	—	(3,881)	—	(3,881)
	$26,748	$35,818	$9,748	$72,314

(1) Marketable securities of publicly quoted companies, measured at fair value through other comprehensive income, are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges.

(2) Trade receivables relating to sales of concentrate are included in Level 2 as the basis of valuation uses quoted commodity forward prices. Derivative assets and liabilities are included in Level 2 as the basis of valuation uses quoted prices in active markets.

(3)  Certain items of deferred consideration from the sale of exploration and evaluation assets are included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

During the six months ended June 30, 2021, no amounts were transferred between Levels.

(b)	Fair values of financial assets and liabilities not already measured at fair value

As at June 30, 2021, the fair values of the 2019 Notes and Term Loan as compared to the carrying amounts were as follows:

		June 30, 2021		December 31, 2020
	Level	Carrying amount	Fair value	Carrying amount	Fair value
2019 Notes (1)	1	$181,729	$278,024	$177,582	$317,538
Term Loan	2	175,000	182,711	210,000	221,943
Total borrowings		$356,729	$460,735	$387,582	$539,481
(1)	The fair value disclosed for the Company's 2019 Notes is included in Level 1 as the basis of valuation uses an unadjusted quoted price in an active market. The carrying amount of the 2019 Notes represents the debt component of the convertible notes, while the fair value represents both the debt and equity components of the 2019 Notes.

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 18

SSR Mining Inc. Notes to the Condensed Consolidated Interim Financial Statements (tabular amounts expressed in thousands of United States dollars unless otherwise stated) (unaudited)
13.	SUPPLEMENTAL CASH FLOW INFORMATION

Adjustments for other non-cash operating activities during the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Share-based payments	$1,594	$1,253	$2,631	$2,476
(Gain) loss or write-down on sale of mineral properties, plant and equipment	(1,514)	845	(1,483)	1,567
Loss (gain) on change in fair value of concentrate trade receivables	1,116	(3,587)	176	6,042
Other	(916)	9	(2,255)	122
	$280	$(1,480)	$(931)	$10,207

Net change in operating assets and liabilities during the three and six months ended June 30, 2021 and 2020 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Trade and other receivables	$(17,366)	$24,218	$(37,917)	$31,767
Inventories	20,157	2,274	26,297	1,927
Other current assets	(2,037)	1,620	(2,862)	8,924
Accounts payable and accrued liabilities	(17,140)	(4,047)	(30,687)	(13,836)
Reclamation and closure cost provision - current	326	(294)	594	(2,424)
	$(16,060)	$23,771	$(44,575)	$26,358

14. SUBSEQUENT EVENT

On July 29, 2021, the Company announced that it had entered into a definitive agreement to sell a portfolio of royalty interests and deferred payments to EMX Royalty Corp. (“EMX”) for total consideration of $100 million (the “Transaction”). The total consideration is comprised of $33 million in cash, $33 million in EMX common shares, and $34 million in deferred compensation payments to be delivered upon achievement of clearly defined project development milestones. The Transaction is expected to close by the fourth quarter of 2021. The Company recognized a $22.3 million ($18.2 million, net of tax) impairment loss related to the Royalty Portfolio based on the difference between the carrying amount of the assets within the Royalty Portfolio, prior to the impairment loss, and the estimated net transaction price of $85.1 million (note 5).

SSR Mining Inc.	Interim Financial Statements Q2 2021 | 19